UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 3, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Jacobs Engineering Group Inc.

File No. 1-7463 - CF#26255

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Jacobs Engineering Group Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on January 26, 2011.

Based on representations by Jacobs Engineering Group Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

    Exhibit 2.1   through December 21, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

             Craig E. Slivka
             Special Counsel